Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2022

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2022 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2022 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2022

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1676_GMTN1381_00_2	13-May-22	13-May-32	AUD200mn 3.69% Notes due 13 May 2032	AUD	200,000,000.00
1693_AUDM0035_00_1	17-Jun-22	17-Jun-25	AUD700mn 3.70% Notes due 17 June 2025	AUD	700,000,000.00
			AUD TOTAL		**900,000,000.00**
1325_GMTN1049_16_1	12-Apr-22	5-Mar-24	CNY400mn 2.90% Notes due 5 March 2024	CNY	400,000,000.00
1669_GMTN1374_00_2	29-Apr-22	29-Apr-24	CNY350mn 3.34% Notes due 29 April 2024	CNY	350,000,000.00
1670_GMTN1375_00_2	6-May-22	6-May-24	CNY650mn 3.27% Notes due 6 May 2024	CNY	650,000,000.00
1674_GMTN1379_00_2	11-May-22	11-May-24	CNY100mn 3.55% Notes due 11 May 2024	CNY	100,000,000.00
1675_GMTN1380_00_2	16-May-22	16-May-24	CNY200mn 3.51% Notes due 16 May 2024	CNY	200,000,000.00
1689_GMTN1394_00_2	17-Jun-22	17-Jun-25	CNY400mn 3.26% Notes due 17 June 2025	CNY	400,000,000.00
1694_GMTN1396_00_2	24-Jun-22	24-Jun-24	CNY550mn 3.09% Notes due 24 June 2024	CNY	550,000,000.00
1696_GMTN1398_00_2	29-Jun-22	29-Jun-24	CNY300mn 3.33% Notes due 29 June 2024	CNY	300,000,000.00
1697_GMTN1399_00_2	30-Jun-22	30-Jun-24	CNY150mn 3.29% Notes due 30 June 2024	CNY	150,000,000.00
			CNY TOTAL		**3,100,000,000.00**
1688_GMTN1391_00_1	10-Jun-22	10-Jun-37	EUR1.0bn 2.00% Notes due 10 June 2037	EUR	1,000,000,000.00
			EUR TOTAL		**1,000,000,000.00**
1677_GMTN1382_00_2	13-May-22	13-May-26	GBP100mn 2.20% Notes due 13 May 2026	GBP	100,000,000.00
1679_GMTN1384_00_1	23-May-22	23-May-29	GBP500mn Floating Rate Notes due 23 May 2029	GBP	500,000,000.00
1695_GMTN1397_00_2	24-Jun-22	24-Jun-26	GBP100mn 2.80% Callable Notes due 24 June 2026	GBP	100,000,000.00
			GBP TOTAL		**700,000,000.00**
1691_NMTN_00	10-Jun-22	10-Jun-25	GEL114.941mn Floating Rate Notes due 10 June 2025	GEL	144,941,000.00
1692_NMTN_00	10-Jun-22	10-Jun-28	GEL161.95mn Floating Rate Notes due 10 June 2028	GEL	161,045,000.00
			GEL TOTAL		**305,986,000.00**
1680_GMTN1385_00_2	24-May-22	24-May-23	HKD300mn 1.94% Notes due 24 May 2023	HKD	300,000,000.00
1682_GMTN1386_00_2	9-Jun-22	9-Jun-23	HKD350mn 1.97% Notes due 9 June 2023	HKD	350,000,000.00
1687_GMTN1392_00_2	21-Jun-22	21-Jun-23	HKD300mn 1.83% Notes due 21 June 2023	HKD	300,000,000.00
			HKD TOTAL		**950,000,000.00**
1698_GMTN1393_00_1	22-Jun-22	17-Sep-24	KZT10bn 14.00% Notes due 17 September 2024	KZT	10,000,000,000.00
			KZT TOTAL		**10,000,000,000.00**
1681_NZDM0016_00_1	27-May-22	27-May-27	NZD850mn 4.00% Notes due 27 May 2027	NZD	850,000,000.00
			NZD TOTAL		**850,000,000.00**
1683_GMTN1387_00_2	8-Jun-22	8-Jun-27	PEN100mn 6.00% Notes due 8 June 2027 payable in United States dollars	PEN	100,000,000.00
			PEN TOTAL		**100,000,000.00**
1666_GMTN1371_00_2	5-Apr-22	5-Apr-27	USD50mn 2.765% Callable Notes due 5 April 2027	USD	50,000,000.00
1667_GMTN1372_00_1	6-Apr-22	6-Apr-27	USD1.25bn Floating Rate Notes due 6 April 2027	USD	1,250,000,000.00
1668_GMTN1373_00_2	29-Apr-22	29-Apr-47	USD130mn Zero Coupon Callable Notes due 29 April 2047	USD	130,000,000.00
1671_GMTN1376_00_1	27-Apr-22	6-May-25	USD3.0bn Global Notes due 6 May 2025	USD	3,000,000,000.00
1672_GMTN1377_00_1	27-Apr-22	27-Apr-32	USD1.0bn Global Notes due 27 April 2032	USD	1,000,000,000.00
1673_GMTN1378_00_2	29-Apr-22	29-Apr-27	USD200mn 2.904% Notes due 29 April 2027	USD	200,000,000.00
1678_GMTN1383_00_2	20-May-22	20-May-25	USD100mn Step-up Fixed Rate Callable Notes due 20 May 2025	USD	100,000,000.00
1690_GMTN1395_00_2	22-Jun-22	22-Jun-52	USD30mn Zero Coupon Callable Notes due 22 June 2052	USD	30,000,000.00
			USD TOTAL		**5,760,000,000.00**
1684_GMTN1388_00_2	14-Jun-22	14-Jun-23	ZAR200mn 6.00% Notes due 14 June 2023	ZAR	200,000,000.00
1685_GMTN1389_00_2	15-Jun-22	15-Jun-32	ZAR500mn 2.25% Inflation Linked Notes due 15 June 2032	ZAR	500,000,000.00
			ZAR TOTAL		**700,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2022

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	1185_GMTN0915_00_2	12-May-22	12-May-22	AUD4.5mn 2.00% Notes due 12 May 2022	0.00	4,500,000.00
AUD	1188_GMTN0918_00_2	26-May-22	26-May-22	AUD43.2mn 2.00% Notes due 26 May 2022	0.00	43,200,000.00
				AUD - TOTAL	**0.00**	**47,700,000.00**
GHS						
GHS	1564_GMTN1275_00_2	4-May-22	4-May-22	GHS120mn 12.00% Notes due 4 May 2022 payable in United States dollars	0.00	120,000,000.00
				GHS - TOTAL	**0.00**	**120,000,000.00**
HKD						
HKD	1414_GMTN1132_00_2	21-Apr-22	21-Apr-22	HKD400mn 0.96% Notes due 21 April 2022	0.00	400,000,000.00
				HKD - TOTAL	**0.00**	**400,000,000.00**
JPY						
JPY	0544_GMTN305_00_2	14-May-37	14-May-22	JPY10.09bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes due 14 May 2037	10,900,000,000.00 [a]	0.00
				JPY - TOTAL	**10,900,000,000.00**	**0.00**
KZT						
KZT	1480_GMTN1187_00_1	22-Oct-22	22-Apr-22	KZT3.876bn 10.12% Amortizing Notes due 22 Oct 2022	88,942,839.75 [b]	0.00
				KZT - TOTAL	**88,942,839.75**	**0.00**
MNT						
MNT	1425_GMTN1143_00_1	24-Apr-25	25-Apr-22	MNT21bn 10.10% Amortizing Notes due 24 April 2025 payable in United States dollars	2,625,000,000.00 [b]	0.00
				MNT - TOTAL	**2,625,000,000.00**	**0.00**
TRY						
TRY	1420_GMTN1138_00_2	13-May-22	13-May-22	TRY375mn 12.00% Notes due 13 May 2022	0.00	375,000,000.00
				TRY - TOTAL	**0.00**	**375,000,000.00**
USD						
USD	1189_GMTN0919_00_2	26-May-22	26-May-22	USD10.2mn 1.57% Notes due 26 May 2022	0.00	10,200,000.00
USD	1413_GMTN1131_00_1	7-Apr-22	7-Apr-22	USD4.5bn 0.625% Global Notes due 7 April 2022	0.00	4,500,000,000.00
				USD - TOTAL	**0.00**	**4,510,200,000.00**
ZAR						
ZAR	1575_GMTN1285_00_2	4-Jun-22	4-Jun-22	ZAR500mn 4.87% Notes due 4 June 2022	0.00	500,000,000.00
ZAR	1578_GMTN1288_00_2	10-Jun-22	10-Jun-22	ZAR1bn 4.78% Notes due 10 June 2022	0.00	1,000,000,000.00
ZAR	1619_GMTN1328_00_2	4-Apr-22	4-Apr-22	ZAR250mn 4.84% Notes due 4 April 2022	0.00	250,000,000.00
ZAR	1626_GMTN1334_00_2	6-Jun-22	6-Jun-22	ZAR750mn 5.00% Notes due 6 June 2022	0.00	750,000,000.00
				ZAR - TOTAL	**0.00**	**2,500,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date